NEWS RELEASE

Canarc Drilling Intersects 1.54 gpt AuEq over 28 meters near surface at

Windfall Hills Property, Central BC

Vancouver, Canada –October 9, 2014 - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) is pleased to announce positive assay results from its initial three hole, 1149 meter (m) drill program at the Windfall Hills gold property located 65 kilometers (km) south of Burns Lake and 90 km northwest of NewGold’s 10 million oz Blackwater-Davidson gold discovery in central BC.

Drilling highlights include 1.54 grams per tonne (gpt) gold equivalent (AuEq) over a 28 m core length (0.045 oz per ton over 91.9 feet) in hole WH-14-03, including 3.98 gpt AuEq over 2.0 m (0.11 oz per ton over 6.6 feet). Notable drill intercepts are shown in the table below. Silver to gold ratio used is 60:1.

Based on this early stage drilling information of the geological structures intercepted it is concluded that the core length of the intercept approximates the true width of the mineralization, however, these conclusions are based on limited data and additional drilling will be needed to confirm the geometry of the mineralization.

Hole #	From m	To m	Length m	Ag gpt	Au gpt	AuEq gpt
WH-14-01	1	7	6	1.9	0.96	0.99
Incl	3	5	2	2.5	1.19	1.23

Hole #	From- m	To-m	Meters	Ag-gpt	Au-gpt	AuEq -gpt
WH-14-02	217	221	4	58	0.27	1.24
Incl	217	219	2	88	0.34	1.80

Hole #	From- m	To-m	Meters	Ag-gpt	Au-gpt	AuEq -gpt
WH-14-03	11	39	28	39	0.89	1.54
Incl	11	13	2	63	2.19	3.24
and	17	19	2	92	2.45	3.98
and	137	143	6	19	0.66	0.96
Incl	137	139	2	22	1.28	1.63

Drill hole WH14-01 was drilled to test a northwest-trending linear with co-incident gold-silver-arsenic-antimony soil geochemical anomaly and resistivity low. While the target did not carry significant mineralization, a shallow, blind sub-parallel mineralized structure was intersected near the drill collar.

Drill holes WH14-02 and -03 were drilled to test a large resistivity high with a flanking gold-silver-arsenic-antimony soil geochemical anomaly and an historic mineralized trench that assayed 0.41 gpt over 41 m. Mineralization in WH14-02 does not appear to align with the mineralization in WH14-03.

Drill hole WH14-03 intersected two zones of mineralization, a shallow, blind upper zone and a lower zone that appears to align with the trench mineralization. Each mineralized zone is gold dominant with lesser silver.

The Windfall Hills project is readily accessible by gravel logging roads and a lake ferry crossing from the town of Burns Lake in the summer-time. Topography is subdued and rock outcrops are scarce due to the extensive (99%) but thin (1-2 meters) glacial till that blankets the properties.

These properties were originally staked in 1980 by Amax Exploration Ltd. to cover a regional stream sediment gold anomaly. Their initial reconnaissance mapping and sampling identified a large zone of clay alteration and quartz stock-works carrying anomalous gold values within rhyolite to dacite volcanic flows, breccias, tuffs, sediments and hypabyssal intrusions of the Ootsa Lake Group.

Gold mineralization is associated with quartz stock-works and alteration zones of silica, pyrite, K-feldspar, sericite and clay. Anomalous gold, silver, and arsenic values appear to be associated with areas of more intense multiple-stage silicification and brecciation.

The main mineral exploration targets on the property are disseminated gold deposits associated with Cretaceous to Tertiary rhyolite volcanic centres, similar to the Round Mountain deposit in Nevada. These deposits are low sulphidation epithermal gold-silver deposits characterized by near surface low temperature, low pressure deposition of gold associated with multiple periods of silicification, minor pyrite and pervasive argillic alteration.

Garry Biles, P.Eng, Canarc’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling program. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All core was split in the field and samples shipped to ACME Labs in Smithers, BC, where they were dried, crushed, split and 250 gram pulp samples prepared for analysis. Analysis was performed by ACME Labs in their Vancouver facility. Analysis method used was the Modified Aqua Regia Digestion, 30g, ICP ES/MS finish for 36 elements including gold. Where ICP gold analysis exceeded 500 ppb the samples were run for gold using fire assaying procedure with an atomic absorption (AA) finish.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to feasibility and exploring its Windfall Hills gold properties in central B.C. Canarc is also seeking to acquire interests in operating or pre-production gold mines in the Americas.

CANARC RESOURCE CORP.

Catalin Chiloflischi

C.E.O.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This press release contains forward-looking statements. Those statements constitute forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information under Canadian securities law. Forward-looking statements can be identified by the use of words such as "expects," "projects," "plans," "will," "may," "anticipates," believes," "should," "intend," "estimates," and other words of similar meaning. These statements include, among others, the anticipated purpose of the Share Exchange to facilitate a turn-around of Santa Fee, recapitalization of Santa Fe, restructuring of Santa Fe debt, redevelopment of the Summit Gold-Silver

Mine, preserving net operations less carry forwards, anticipated best efforts placement of gold bonds, expectations of replicating the Endeavor business model, expectations related to creating shareholder value and other statements that are not historical fact. These statements are subject to risks and uncertainties that cannot be predicted or quantified, and our actual results may differ materially from those expressed or implied by such forward-looking statements, including the following risks and uncertainties: financing risks, exploration and development risks, gold-silver commodity price risks, risks related to obtaining consents, permits and licenses, regulatory and governmental risks, currency fluctuation risks, TSX and BCSC approval, uncertainty of the outcomes of litigation and risks associated with the inherent uncertainty of future litigation results, adverse outcomes in litigation may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. All forward-looking statements included in this release are made as of the date of this press release, and the parties assume no obligation to update any such forward-looking statements. This press release does not constitute an offer to sell or a solicitation of an offer to buy the gold bonds, and shall not constitute an offer, solicitation or sale of any gold bonds in any jurisdiction in which such offer, solicitation or sale would be unlawful.  This press release is being issued pursuant to and in accordance with Rule 135c under the Act.